SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Communication Received from Relevant Shareholder - BNDESPAR

Companhia Paranaense de Energia - COPEL (“Company” or “Copel”), a company that generates, transmits, distributes and trades energy, in compliance with the terms of article 157, 4th paragraph, of Law No. 6,404, of 1976, as amended ("Brazilian Corporation Law"), and of CVM Resolution No. 44, of 2021, hereby informs the shareholders and the market in general that, in continuity to the Material Fact No. 08/23, received from BNDES Participações S.A. — BNDESPAR (“BNDESPAR”), relevant shareholder of the Company, the attached letter, requesting the withdrawal of items from the agenda of the Extraordinary Shareholders Meeting, to be held, on July, 10th,2023 (“ESM”) related to the possible conversion of preferred shares in common shares and migration of the Company to the special listing segment of B3 S.A. – Brasil, Bolsa e Balcão (“B3”) called Novo Mercado (“Novo Mercado Items”).

In keeping with BNDESPAR's letter, considering that any withdrawal of Novo Mercado Items from the agenda does not interfere with the other matters of the agenda, especially the proposal to transform Copel into a company with dispersed capital and without a controlling shareholder ("Transformation into a Corporation"), the Company clarifies that the ESM, when installed, will resolve on the withdrawal of Novo Mercado Items from the agenda.

The Company's management emphasizes that Novo Mercado is a special segment exclusively for companies that adopt the highest corporate governance practices, one of the pillars of Copel's strategy, and will analyze in due course the submission of such matters to shareholders resolution.

Curitiba, July 9, 2023.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

ATTACHMENT1

1 Attached letter in Portuguese only

BNDESPAR Classificação: Documento Ostensivo
Unidade gestora: GP

ordinária ("Conversão de Ações"), cuja eficácia estará subordinada ao implemento das seguintes condições suspensivas ("Condições Suspensivas do Novo Mercado"): (i) transformação em Corporação; (ii) ratificação da Conversão de Ações em assembleia especial de acionistas preferencialistas, nos termos do art. 136, § 1º da Lei Federal nº 6.404, de 15.12.1976 ("Ratificação"); e (iii) efetivo ingresso da Companhia no segmento do Novo Mercado e efetiva admissão à negociação das ações da Companhia no segmento do Novo Mercado ("Migração ao Novo Mercado");

9. extinção, condicionada ao implemento das Condições Suspensivas do Novo Mercado, do programa de emissão dos certificados de depósito de ações composto por uma ação ordinária e quatro ações preferenciais classe B ("Units");

10. reforma integral e consolidação do estatuto da Companhia, condicionadas ao implemento das Condições Suspensivas do Novo Mercado, para prever a Conversão de Ações, a extinção das Units e a inclusão dos dispositivos obrigatórios previstos no regulamento do Novo Mercado;

Informo, por oportuno, que a BNDESPAR, em seu posicionamento na AGE, levará em consideração a natureza estratégica da Companhia e o seu relevante papel para segurança energética do Brasil, bem como assegurará os direitos e interesses do BNDES como banco público, que financia e participa da empresa há mais de 30 anos.

Atenciosamente,

ALOIZIO MERCADANTE OLIVA
Presidente da BNDESPAR

2

SGE 10000244528

Banco Nacional de Desenvolvimento Econômico e Social – BNDES
Gabinete da Presidência
Avenida República do Chile, 100 – Centro – 20031-917 – Rio de Janeiro – RJ

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 9, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.